                                                                    Exhibit 99.1

    THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED ALL your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]

 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                        CONTINUING CONNECTED TRANSACTIONS

                        INDEPENDENT FINANCIAL ADVISER TO
        THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS

                             BNP PARIBAS PEREGRINE

A letter from the Board is set out on pages 4 to 12 of this circular.

A letter from the Independent Board Committee is set out on page 13 of this circular.

A letter from BNP Paribas Peregrine Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and Independent Shareholders is set out on pages 14 to 22 of this circular.

A notice dated 13 January 2006 convening an EGM of the Company to be held at the Meeting Room, 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 3 March 2006 at 9:30 a.m. is set out on pages 28 to 29 of this circular.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 11 February 2006. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

                                                                27 January 2006

                                    CONTENTS
  DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

  LETTER FROM THE BOARD

         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

         Background . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5

         Continuing Connected Transactions . . . . . . . . . . . . . . . . . . .    5

         Further Details of the Continuing Connected Transactions . . . . . . .    10

         Reasons for and Benefits of the Continuing Connected Transactions  . .    10

         Annual Review of the Continuing Connected Transactions . . . . . . . .    11

         Independent Shareholders' Approval  . . . . . . . . . . . . . . . . . .   11

         Extraordinary General Meeting  . . . . . . . . . . . . . . . . . . . .    11

         Independent Board Committee . . . . . . . . . . . . . . . . . . . . . .   11

         Independent Financial Adviser . . . . . . . . . . . . . . . . . . . . .   12

         Recommendation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

         Additional Information . . . . . . . . . . . . . . . . . . . . . . . .    12

  LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . .      13

  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER . . . . . . . . . . . . . . . .    14

  APPENDIX -- GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .  23

  NOTICE OF EXTRAORDINARY GENERAL MEETING . . . . . . . . . . . . . . . . . . . .  28

                                      -i-

                                  DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquired  Assets"               the railway transportation business
                                 between Guangzhou and Pingshi currently
                                 operated by Yang Cheng and all assets and liabilities relating to such business

"Acquisition"                    the acquisition of the Acquired Assets pursuant
                                 to the Acquisition Agreement

"Acquisition Agreement"          the conditional sale and purchase agreement
                                 entered into between Yang Cheng and the Company dated 15 November 2004 in relation to the Acquisition

"ADSs"                           American depository shares, each representing
                                 50 H Shares

"associate(s)"                   has the meaning ascribed thereto under the
                                 Listing Rules

"Board"                          the board of Directors

"Company"                        Guangshen Railway Company Limited , a joint
                                 stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE and the ADSs of which are listed on NYSE

"Continuing Connected            collectively, the transactions contemplated
 Transaction"                    under the Provisional Parent Comprehensive
                                 Services Agreement and the GS Comprehensive
                                 Services Agreement

"Directors"                      the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held at 9:30 a.m. on 3 March 2006

"GDP"                            Gross domestic product

"Group"                          the Company and its subsidiaries

"GS" Guangshen Railway Enterprise Development Company, a wholly-owned subsidiary of the Parent Company

                                  DEFINITIONS

"GS Comprehensive                the conditional comprehensive services
 Services Agreement"             agreement entered into between GS and the
                                 Company dated 13 January 2006 in relation to the provision of certain services by GS

"H Share(s)"                     overseas listed foreign Share(s), which are
                                 subscribed for and traded in Hong Kong dollars on HKSE

"HKSE"                           The Stock Exchange of Hong Kong Limited

"Hong Kong"                      The Hong Kong Special Administrative Region of
                                 the PRC

"Independent Board Committee"    an independent committee of the Board
                                 comprising Mr. Chang Loong Cheong, Ms. Deborah
                                 Kong and Mr. Wilton Chau Chi Wai who are independent non-executive Directors

"Independent Financial Adviser"  BNP Paribas Peregrine Capital Limited, a
                                 corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap 571)

"Independent Shareholders"       Shareholders other than the Parent Company and
                                 its associates

"Latest Practicable Date"        20 January 2006, being the latest practicable
                                 date prior to the printing of this circular for ascertaining certain information referred to in this circular

"Listing Rules"                  the Rules Governing the Listing of Securities
                                 on HKSE

"MOR"                            Ministry of Railways, PRC

"NYSE"                           The New York Stock Exchange, Inc.

"Parent Company"                 Guangzhou Railway (Group) Company,, a
                                 state-owned enterprise under the administration of the MOR and also the controlling shareholder of the Company

                                  DEFINITIONS

"Parent Comprehensive             the conditional comprehensive services
 Services Agreement"              agreement entered  into between the Parent
                                  Company and the Company dated 15 November 2004 in relation to the mutual provision of services by the Parent Company and/or its associates to the Company or vice versa upon completion of the Acquisition

"PRC"                             The People's Republic of China

"Provisional Parent               the conditional comprehensive services
 Comprehensive                    agreement entered into between the Parent
 Services  Agreement"             Company and  the Company dated 13 January
                                  2006 in relation to the mutual provision of services by the Parent Company and/or its associates to the Company or vice versa

"Relevant Ratio"                  any of the five ratios (other than the profits
                                  ratio in the case of connected transactions) as set out in Rule 14.07 of the Listing Rules

"RMB"                             Renminbi, the lawful currency of the PRC

"Shareholder(s)"                  holder(s) of Shares

"Share(s)"                        shares of nominal value RMB1.00 each in the
                                  share capital of the Company

"Yang Cheng"                      Guangzhou Railway Group Yang Cheng Railway
                                  Company,, a PRC state-owned enterprise and a wholly-owned subsidiary of the Parent Company

"Yang Cheng Comprehensive         the conditional comprehensive services
 Services Agreement"              agreement entered into between Yang Cheng and
                                  the Company dated 15 November 2004 in relation to the mutual provision of services by Yang
                                  Cheng and/or its associates to the Company or vice versa upon completion of the Acquisition

"%"                               per cent

                              LETTER FROM THE BOARD

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

BOARD OF DIRECTORS:                               REGISTERED OFFICE:
Executive Directors                               No.1052 Heping Road
Wu Junguang                                       Shenzhen, Guangdong Province
Li Kelie                                          The People's Republic of China
Yang Jinzhong                                     Postal Code: 518010

Non-executive Directors
Hu Lingling
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai
COMPANY SECRETARY:
Guo Xiangdong

                                                                 27 January 2006

Dear Shareholder(s),

                        CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

On 13 January 2006, the Board announced that the Company has entered into two agreements in respect of the Continuing Connected Transactions with the Parent Company and GS respectively.

The purpose of this circular is to provide you with further information in relation to the Continuing Connected Transactions and to seek your approval of the resolutions set out in the notice of the EGM at the end of this circular.

                              LETTER FROM THE BOARD

BACKGROUND

The master agreements entered into by the Company with the Parent Company, its subsidiaries and controlled companies in relation to certain continuing connected transactions when the Company was listed on the HKSE in 1996 and the waiver from strict compliance with the Listing Rules requirements in relation to those continuing connected transactions will all expire in March 2006.

In November 2004, the Company has, in connected with the Acquisition, entered into, inter alia, two conditional comprehensive services agreements in relation to certain continuing connected transactions with the Parent Company and its associates (excluding GS and all the companies, units or departments controlled or managed by GS). Such agreements and the related annual caps have been approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 30 December 2004 and will only become unconditional upon completion of the Acquisition. As it is not possible to anticipate the completion date of the Acquisition, which is conditional upon, amongst other things, completion of the A Share Issue, it is necessary to enter into the Provisional Parent Comprehensive Services Agreement with the Parent Company to govern these continuing connected transactions between the Parent Company and its associates during the period between March 2006 and completion of the Acquisition.

CONTINUING CONNECTED TRANSACTIONS

In light of the above, on 13 January 2006, the Company entered into: (a) the Provisional Parent Comprehensive Services Agreement with the Parent Company; and
(b) the GS Comprehensive Services Agreement with GS. These agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties.

GS is a wholly-owned subsidiary of the Parent Company, which is the controlling Shareholder. As at the Latest Practicable Date, the Parent Company and its associates beneficially own 66.99% of the issued share capital of the Company. Each of the Parent Company and GS is hence a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Provisional Parent Comprehensive Services Agreement and the GS Comprehensive Services Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

The GS Comprehensive Services Agreement and the Provisional Parent Comprehensive Services Agreement will replace and supersede all the existing agreements or arrangements which have been entered into between the Company and the Parent Company, its subsidiaries and controlled entities to the extent that they covered the same services including the master agreements entered into by the Company when the Company was listed on the HKSE in 1996.

                              LETTER FROM THE BOARD

Each of the Provisional Parent Comprehensive Services Agreement and the GS Comprehensive Services Agreement will be valid upon the Independent Shareholders' approval being obtained until 31 December 2008. The Provisional Parent Comprehensive Services Agreement will cease to have any effect upon completion of the Acquisition at which time the Parent Comprehensive Services Agreement and the Yang Cheng Comprehensive Services Agreement will become effective.

1     PROVISIONAL PARENT COMPREHENSIVE SERVICES AGREEMENT

      1.1   DATE:

            13 January 2006

      1.2   PARTIES:

            (a) the Parent Company (which by definition shall, for the purpose of the Provisional Parent Comprehensive Services Agreement only, include all the companies, units or departments owned, controlled, managed or used by it during the term of the Provisional Parent Comprehensive Services Agreement, save and except GS and all the companies, units or departments controlled or managed by GS)

            (b)   the Company

      1.3   SERVICES TO BE PROVIDED:

            The comprehensive service arrangement involves a mutual provision of certain services between the Parent Company and the Company. Services to be provided by the Parent Company to the Company include
            (a) transportation services; and (b) railway related services, whereas services to be provided by the Company to the Parent Company include certain transportation and related services.

      1.4   TERM:

            The agreement will be valid upon Independent Shareholders' approval until 31 December 2008 or the date on which completion of the Acquisition takes place, whichever is earlier.

                              LETTER FROM THE BOARD

      1.5   PRICING AND CAP DETERMINATION:

                                                                ESTIMATED
                          HISTORICAL FIGURES                   FIGURES FOR                        PROPOSED ANNUAL CAPS
                          FOR THE YEAR ENDED                  THE YEAR ENDED                       FOR THE YEAR ENDING
                            31 DECEMBER                        31 DECEMBER                         31 DECEMBER (Note 4)
TYPES OF                2002            2003             2004            2005             2006           2007            2008
SERVICES            (RMB million)   (RMB million)    (RMB million)   (RMB million)   (RMB million)   (RMB million)   (RMB million)

I.    Services to be provided by the Parent Company

Transportation
 services (Note 1)      194.40          204.30           229.90          274.30           372.36         409.60         450.56
                                                                                        (Note 5)

Railway related
 services (Note 2)       36.30           54.20           136.10          125.64           138.20         152.02         167.23

II.   Services to be provided by the Company

Transportation
 services (Note 3)       39.20           46.81            60.70           72.50            79.75          87.73          96.50

      Note 1: Transportation services to be provided by the Parent Company to the Company shall include:

                  (a) production co-ordination, safety management, the prices of which are determined with reference to the unit cost and the actual volume of services provided by the Parent Company;

                  (b) leasing of passenger coaches and freight trains, the prices of which are determined in accordance with the settlement method issued by the MOR;

                  (c) passenger co-ordination, locomotive traction, train repair and ticket sale services, etc., the prices of which are determined in accordance with the following principles:

                        (i)   market price (if available);

                        (ii) if market price is not available, settlement method or pricing standards issued by the MOR; and

                        (iii) if neither (i) or (ii) is available, the pricing
                              shall be determined with reference to the full cost incurred by the Parent Company for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is the same as the pricing arrangement since the Company was listed on HKSE in 1996.

                              LETTER FROM THE BOARD

      Note 2: Railway related services to be provided by the Parent Company to the Company shall include:

                  (a) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) are determined with reference to the costs incurred by the Parent Company for the provision of such services plus a mark- up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties; and such pricing policy is the same as the pricing arrangement since the Company was listed on HKSE in 1996;

                  (b) agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are: (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and (ii) 5% for other materials. Such service fees are determined on an arm's length basis taking into account the past dealings between the parties; and

                  (c) settlement related services, such as settlement service, provision of financial facilities at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

      Note 3: Transportation and related services to be provided by the Company to the Parent Company shall include passenger co-ordination, locomotive traction, train repair and ticket sale services, etc., to the Parent Company, the prices of which are determined in accordance with the principles set out in Note 1(c) above.

      Note 4: The proposed caps are determined after taking into account the following factors: (i) the historical and estimated figures as set out in the table above; and (ii) an expected annual growth rate of approximately 10%, with reference to the 2004 GDP growth rate in Guangdong Province (which was approximately 14.2%). The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

      Note 5: The proposed cap for transportation services provided by the Parent Company to the Company for year 2006 represents a growth rate of 35.7% as compared with the estimated figure for year 2005. This relatively larger increase is due to the new train services operated by the Company starting in 2006 which requires supporting transportation services from the Parent Company. The aggregate amount of these additional supporting transportation services is expected to be approximately RMB70.63 million in 2006 which is estimated based on similar transportation services changed by the the Parent Company. It is noted that if such amount is deducted from the proposed cap for 2006, the adjusted annual growth rate from 2005 to 2006 is approximately 10% only.

      Pre-payment will be made each month in an amount equals to the proposed annual cap amount divided by 12, with the balance to be settled quarterly.

                              LETTER FROM THE BOARD

2     GS COMPREHENSIVE SERVICES AGREEMENT

      2.1   DATE:

            13 January 2006

      2.2   PARTIES:

            (a) GS (which by definition shall, for the purpose of the GS Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the GS Comprehensive Services Agreement)

            (b)   the Company

      2.3   SERVICES TO BE PROVIDED:

            Services to be provided by GS shall include security, property management, property construction and maintenance and other services.

      2.4   TERM:

            The agreement will be valid upon Independent Shareholders' approval until 31 December 2008.

      2.5   PRICING AND CAP DETERMINATION:

                                                            ESTIMATED
                          HISTORICAL FIGURES               FIGURES FOR                      PROPOSED ANNUAL CAPS
                          FOR THE YEAR ENDED              THE YEAR ENDED                     FOR THE YEAR ENDING
                             31 DECEMBER                   31 DECEMBER                       31 DECEMBER (Note 2)
TYPES OF                 2002           2003          2004            2005          2006           2007           2008
SERVICES            (RMB million)  (RMB million)  (RMB million)  (RMB million)  (RMB million)  (RMB million)  (RMB million)

Security and other
 services (Note 1)       66.74         68.07           94.25         73.44          74.91          76.41           77.94

      Note 1: Security and other services provided by GS to the Company shall include security services, property management, and construction and maintenance services of property, etc, the prices of which are determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties; and such pricing policy is the same as the pricing arrangement since the Company was listed on HKSE in 1996.

                              LETTER FROM THE BOARD

      Note 2: The proposed caps are determined after taking into account the following factors: (i) the historical and estimated figures as set out in the table above and (ii) an expected annual growth rate of approximately 2%, with reference to the historical growth in cost of services (during the period from 2002 to 2005, the compound annual growth rate was approximately 3.2%). The amount for the security and other services provided to the Company for the year 2004 was significantly higher than the amount for the year 2003, representing a growth rate of approximately 38.5%. This increase was mainly due to the aggregate amount of approximately RMB23.50 million incurred for non-recurring items in 2004. The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

      Pre-payment will be made each month in an amount equals to the proposed annual cap amount divided by 12, with the balance to be settled quarterly.

FURTHER DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

As the aggregate annual amount of the Continuing Connected Transactions is expected to exceed 2.5% of the Relevant Ratio, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements as prescribed under Chapter 14A of the Listing Rules.

The Board considers that the Continuing Connected Transactions are entered into on a continuing and regular basis and in the ordinary and usual course of business of the Group, on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. As these types of transactions have been conducted between the Group and its Parent Company in the past, the Continuing Connected Transactions will not have any impact on the earnings and assets/liabilities of the Company.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services.

The Parent Company (including GS) controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, the Parent Company is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by the Parent Company on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from the Parent Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.

                              LETTER FROM THE BOARD

ANNUAL REVIEW OF THE CONTINUING CONNECTED TRANSACTIONS

The Company undertakes to comply with the rules in relation to the annual review of continuing connected transactions set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Company further undertakes, upon any variation or renewal of the Continuing Connected Transactions, to comply in full with all applicable requirements set out in Chapter 14A of the Listing Rules.

INDEPENDENT SHAREHOLDERS' APPROVAL

It is proposed that an EGM is to be convened on 3 March 2006, at which a resolution to approve the Continuing Connected Transactions will be proposed. In this connection, the Parent Company and its associates will abstain from voting for the resolution in respect of such Continuing Connected Transactions.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM at which an ordinary resolution will be proposed to the Shareholders to consider and, if thought fit, to approve, inter alia, the Continuing Connected Transactions and all matters relating thereto is set out on pages 28 and 29 of this circular.

The voting in respect of the approval of the resolution will be conducted by way of a poll. The Parent Company and its associates will abstain from voting for such resolution.

A reply slip for confirming attendance at the EGM and a form of proxy for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 11 February 2006. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai, none of whom is interested or involved in the Continuing Connected Transactions, has been established to advise the independent Shareholders in respect of the Continuing Connected Transactions. Your attention is drawn to the advice from the Independent Board Committee set out in its letter dated 27 January 2006 on page 13 of this circular.

                              LETTER FROM THE BOARD

INDEPENDENT FINANCIAL ADVISER

BNP Paribas Peregrine Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions. Your attention is drawn to the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 27 January 2006 on pages 14 to 22 of this circular.

RECOMMENDATION

The Board considers that the terms of the Continuing Connected Transactions (including the proposed annual caps) are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM.

Having regard to the opinion of the Independent Financial Adviser, the Independent Board Committee is of the opinion that the Continuing Connected Transactions (including the proposed annual caps) are in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and in the interests of the Company and the Company Shareholders as a whole. The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Continuing Connected Transactions and the annual caps thereof.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.
                                                               Yours faithfully,
                                                                  WU JUNGUANG
                                                                    Chairman

                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                    [GUANSHEN RAILWAY COMPANY LIMITED LOGO]

 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                                                 27 January 2006

To Independent Shareholders

Dear Sir/ Madam,

                        CONTINUING CONNECTED TRANSACTIONS

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the terms of the Continuing Connected Transactions (including the proposed annual caps) are fair and reasonable so far as the Independent Shareholders are concerned and the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. We refer to the circular to the Shareholders dated 27 January 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

BNP Paribas Peregrine Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

Having considered the terms of the Continuing Connected Transactions and the opinion and advice of BNP Paribas Peregrine Capital Limited in relation thereto as set out on pages 14 to 22 of the Circular, we are of the opinion that the terms of the Continuing Connected Transactions (including the proposed annual caps) are fair and reasonable so far as the Independent Shareholders are concerned and the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Continuing Connected Transactions and the annual caps thereof.

                                Yours faithfully,
                              For and on behalf of
                         the Independent Board Committee
CHANG LOONG CHEONG                DEBORAH KONG              WILTON CHAU CHI WAI
                       Independent Non-executive Directors

                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BNP PARISBAS PEREGRINE

                                                                 27 January 2006

The Independent Board Committee and the Independent Shareholders
Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China

Dear Sirs,

                        CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions, details of which are set out in the letter from the Board contained in the circular of the Company dated 27 January 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

In anticipation of the expiry of the master agreements (the "Master Agreements") entered into by the Company with the Parent Company, its subsidiaries and/or controlled companies in relation to the continuing connected transactions when the Company was listed on the HKSE in 1996 and the waiver from strict compliance with the Listing Rules requirements in relation to these continuing connected transactions in March 2006, the Company has entered into: (a) the Provisional Parent Comprehensive Services Agreement with the Parent Company; and (b) the GS Comprehensive Services Agreement with GS. The Provisional Parent Comprehensive Services Agreement and the GS Comprehensive Services Agreement are conditional upon the Independent Shareholders' approval being obtained and will, once become unconditional, replace and supersede all the existing agreements or arrangements which have been entered into between the Company and the Parent Company, its subsidiaries and controlled entities to the extent that they covered the same services including the Master Agreements. However, the Provisional Parent Comprehensive Services Agreement will cease to have any effect on 31 December 2008 or, upon completion of the Acquisition at which time the Parent Comprehensive Services Agreement and the Yang Cheng Comprehensive Services Agreement entered in relation to the Acquisition in November 2004 will become effective, whichever is earlier. The Directors confirmed that these agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties.

                            BNP Paribas Peregrine Capital Limited
[BNP PARIBAS LOGO]          59th-63rd Floor, Two International Finance Centre, 8
                            Finance Street, Central, Hong Kong
                            Tel: (852) 2825 1888  Fax: (852) 2845 5300

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

GS is a wholly-owned subsidiary of the Parent Company, which is the controlling shareholder of the Company. As at the date of this circular, the Parent Company and its associates beneficially own 66.99% of the issued share capital of the Company. Each of the Parent Company and GS is hence a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Provisional Parent Comprehensive Services Agreement and the GS Comprehensive Services Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As the aggregate amount of such transactions are expected to be over 2.5% of certain Relevant Ratio, they will also be subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Parent Company and its associates will abstain from voting on the resolutions to approve the Continuing Connected Transactions. Under the Listing Rules, the voting in respect of the approval of such resolutions must be taken by poll at the EGM. The Independent Board Committee has been formed by the Company for the purposes of considering the terms of the Continuing Connected Transactions and advising the Independent Shareholders in relation to the Continuing Connected Transactions. This letter contains our advice to the Independent Board Committee and the Independent Shareholders as to the fairness and reasonableness of the Continuing Connected Transactions.

Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we will receive any fees or benefits from the Company, the Parent Company, their respective subsidiaries, or any of their respective associates (as defined under the Listing Rules). We are independent of the directors, chief executive or substantial shareholders of the Company, the Parent Company, any of their respective subsidiaries or any of their respective associates (as defined under the Listing Rules). We consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions. As at the Latest Practicable Date, BNP Paribas Arbitrage
(HK) Ltd, a member of a group of companies to which we belong, held 5,321,514 H Shares, representing approximately 0.12% of the issued share capital of the Company. We do not consider this shareholding interest would affect the objectivity of our advice, given the fact that the interests of so held in the Company is the same as the independent shareholders of the Company in respect of the transactions; the value of the H Shares is immaterial in terms of either the consolidated gross or net assets of BNP Paribas group taken as a whole.

In arriving at our advice, we have relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors and management of the Company and assumed that all statements, intentions, opinions and representations made were true, complete and accurate at the time they were made and continue to be so in all respects at the date of the Circular. We have assumed that all of the expectations of the Directors can be met. We have also relied on the assumptions described in the Circular and certain information available to the public and we have assumed such information to be accurate and reliable. We

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

have reviewed, inter alia: (1) the Master Agreements; (2) the Parent Comprehensive Services Agreement; (3) the Yang Cheng Comprehensive Services Agreement; (4) the Provisional Parent Comprehensive Services Agreement; and (5) the GS Comprehensive Services Agreement. We consider that we have reviewed sufficient information to enable us to reach an informed view. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company or the Parent Company. We have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular and we have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our view on the Continuing Connected Transactions, we have taken into consideration the principal factors and reasons as set out below.

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services.

The Parent Company (including GS) controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, the Parent Company is the only available provider in the market for the services that the Company requires in its operations. Under the agreements for the services that are possibly available in the market, they will be provided by the Parent Company on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from the Parent Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.

We note that the nature of the Continuing Connected Transactions form a necessary part of the everyday business of the Group. In fact, the Provisional Parent Comprehensive Services Agreement with the Parent Company and GS Comprehensive Services Agreement with GS are entered into in anticipation of the expiry of the Master Agreements. It is noted that the relevant waiver was granted by the HKSE ever since listing of the Company.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In connection with the Acquisition, the Company has also in November 2004 entered into, inter alia, two conditional comprehensive services agreements in relation to certain similar continuing connected transactions. It is further noted that the Independent Shareholders had duly approved the two conditional comprehensive services agreements and the related annual caps at the extraordinary general meeting of the Company held on 30 December 2004.

Having considered the rationale of entering into the Continuing Connected Transactions, we concur with the Directors' view that they are entered into on a continuing and regular basis and in the ordinary course of business of the Group.

PROVISIONAL PARENT COMPREHENSIVE SERVICES AGREEMENT

The Provisional Parent Comprehensive Services Agreement has been entered into between the Parent Company (which by definition shall, for the purpose of the Provisional Parent Comprehensive Services Agreement only, include all the companies, units or departments owned, controlled, managed or used by it during the term of the Provisional Parent Comprehensive Services Agreement, save and except GS and the Vendor and all the companies, units or departments controlled or managed by GS) and the Company.

The Provisional Parent Comprehensive Services Agreement is for a period from the date on which the Independent Shareholders' approval is obtained until 31 December 2008. It will replace all the existing agreements or arrangements which have been entered into between the Company and the Parent Company, its subsidiaries and controlled entities to the extent that they covered the same services including the Master Agreements. However, the Provisional Parent Comprehensive Services Agreement will cease to have any effect upon completion of the Acquisition at which time the Parent Comprehensive Services Agreement and the Yang Cheng Comprehensive Services Agreement entered in relation to the Acquisition in November 2004 will become effective.

The comprehensive service arrangement involves a mutual provision of certain services between the Parent Company and the Company. Services to be provided by the Parent Company to the Company include (a) transportation services; and (b) railway related services, whereas services to be provided by the Company to the Parent Company include certain transportation and related services. The pricing principles are set out as follows:

1.    SERVICES TO BE PROVIDED BY THE PARENT COMPANY TO THE COMPANY

      1.1   Transportation services

            (a) production co-ordination, safety management, the prices of which are determined with reference to the unit cost and the actual volume of services provided by the Parent Company;

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

            (b) leasing of passenger coaches and freight trains, the prices of which are determined in accordance with the settlement method issued by the MOR;

            (c) passenger co-ordination, locomotive traction, train repair and ticket sale services, etc, the prices of which are determined in accordance with the following principles:

                  (i)   market price (if available);

                  (ii) if market price is not available, settlement method or pricing standards issued by the MOR; and

                  (iii) if neither (i) or (ii) is available, the pricing shall be determined with reference to the full cost incurred by the Parent Company for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties; and such pricing policy is same as the pricing arrangement since the Company was listed on HKSE in 1996.

      1.2.  Railway related services

            (a) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) are determined with reference to the costs incurred by the Parent Company for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties; and such pricing policy is same as the pricing arrangement since the Company was listed on HKSE in 1996;

            (b) agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are:

                  (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and

                  (ii)  5% for other materials.

                  Such service fees are determined on an arm's length basis taking account of the past dealings between the parties; and

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

            (c) settlement related services, such as settlement service, provision of financial facilities at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

2.    SERVICES TO BE PROVIDED BY THE COMPANY TO THE PARENT COMPANY

      2.1   Transportation and related services

            Passenger co-ordination, locomotive traction, train repair and ticket sale services, etc, to the Parent Company, the prices of which are determined in accordance with the principles set out in 1.1.(c) above.

Given that the basis for determining the Provisional Parent Comprehensive Services Agreement is either market price, settlement method or pricing standards issued by the MOR or at costs plus a mark-up of 8%, which in turn is determined by the arm's length negotiation of the Company and the Parent Company with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that for the purpose of calculating enterprise's business operating tax, the acceptable basis would be at cost plus a mark-up of 10%; and (ii) the fact that the 8% mark-up has been the basis upon which the comprehensive services have been or are currently provided by GS to the Company, we are of the view that the terms of the Provisional Parent Comprehensive Services Agreement are fair and reasonable and the transaction is in the interests of the Independent Shareholders.

GS COMPREHENSIVE SERVICES AGREEMENT

The GS Comprehensive Services Agreement has been entered into between GS (which by definition shall, for the purpose of the GS Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the GS Comprehensive Services Agreement) and the Company. The GS Comprehensive Services Agreement is for a period from the date where the agreement becomes valid upon Independent Shareholders' approval up to 31 December 2008. It will replace all the existing agreements or arrangements which have been entered into between the Company and GS to the extent that they covered the same services including the Master Agreements.

Services to be provided by GS shall include security services, property management, property construction and maintenance of property and other services, the prices of which are determined with reference to the costs incurred by GS for the provision of such services plus a markup of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties; and such pricing policy is same as the pricing arrangement since the Company was listed on HKSE in 1996.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that the basis for determining the prices of the GS Comprehensive Services Agreement have been negotiated by the Company and GS with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that for the purpose of calculating enterprise's business operating tax, the acceptable basis would be at cost plus a mark-up of 10%; and (ii) the fact that the 8% mark-up has been the basis upon which the comprehensive services have been or are currently provided by GS to the Company, we are of the view that the terms of the GS Comprehensive Services Agreement are fair and reasonable and the transaction is in the interests of the Independent Shareholders.

PROPOSED ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS

Each type of the Continuing Connected Transactions will be subject to, among other things, the relevant annual cap for each of the three financial years ending 31 December 2008. As referred to in the letter from the Board contained in the Circular, the Company proposes to set the following annual cap for each of these categories of Continuing Connected Transactions for the Group:

                                                                               ESTIMATED
                                                                                FIGURES
                                                                                FOR THE
                                                        HISTORICAL FIGURES     YEAR ENDED   PROPOSED ANNUAL CAPS
                                                        FOR THE YEAR ENDED          31       FOR THE YEAR ENDING
                                                           31 DECEMBER          DECEMBER         31 DECEMBER
                                                     2002      2003     2004      2005      2006     2007     2008
                                                     (RMB      (RMB     (RMB      (RMB      (RMB     (RMB     (RMB     GROWTH RATE
                                                    million) million) million)  million)  million) million) million) 2006  2007 2008
PROVISIONAL PARENT COMPREHENSIVE
   SERVICES AGREEMENT
       1. SERVICES TO BE PROVIDED BY THE PARENT
           COMPANY TO THE COMPANY
              1.1 Transportation services            194.40   204.30   229.90    274.30    372.36   409.60   450.56  35.7%  10%  10%
              1.2 Railway related services            36.30    54.20   136.10    125.64    138.20   152.02   167.23    10%  10%  10%
       2. SERVICES TO BE PROVIDED BY THE COMPANY
           TO THE PARENT COMPANY
               Transportation and related services    39.20    46.81    60.70     72.50     79.75    87.73    96.50    10%  10%  10%

GS COMPREHENSIVE SERVICES AGREEMENT
   Security and other services                        66.74    68.07    94.25     73.44     74.91    76.41    77.94     2%   2%   2%

In determining whether the above annual caps proposed by the Company are fair and reasonable in so far as the Independent Shareholders are concerned, we have discussed with the Directors the basis for setting the annual caps for the above Continuing Connected Transactions and have taken into account the reasons and factors as set out below.

1.    PROVISIONAL PARENT COMPREHENSIVE SERVICES AGREEMENT

      As stated in the letter from the Board contained in the Circular, the proposed caps are determined based on: (i) the historical and estimated figures as set out in the table above; and (ii) an expected annual growth rate of approximately 10%, with reference to

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

      the 2004 GDP growth rate in Guangdong Province (which was approximately 14.2%). The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

      It should be noted that the cap for transportation services provided to the Company for the year 2006 is significantly greater than the estimated aggregate figure for the year 2005, representing a growth rate of approximately 35.7%. As stated in the letter from the Board contained in the Circular, this increase is due to the new train services operated by the Company starting in 2006 which requires supporting transportation services from the Parent Company. The aggregate amount of these additional supporting transportation services is expected to be approximately RMB70.63 million in 2006 which was estimated based on similar transportation services charged by the Parent Company. It is noted that if such amount is deducted from the proposed cap for 2006, the adjusted annual growth rate from 2005 to 2006 is approximately 10% only. On this basis, we are of the view that this exceptional growth rate is justifiable by virtue of the anticipated growth of the Group's business in 2006.

2.    GS COMPREHENSIVE SERVICES AGREEMENT

      As stated in the letter from the Board contained in the Circular, the proposed caps are determined based on: (i) the historical and estimated figures as set out in the table above and (ii) an expected annual growth rate of approximately 2%, with reference to the historical growth in cost of services (during the period from 2002 to 2005, the compound annual growth rate was approximately 3.2%). It should be noted that the amount for the security and other services provided to the Company for the year 2004 was significantly higher than the amount for the year 2003, representing a growth rate of approximately 38.5%. As stated in the letter from the Board contained in the Circular, this increase was mainly due to the aggregate amount of approximately RMB23.50 million incurred for non-recurring items in 2004. The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

      Given that: (i) the services to be provided in the Provisional Parent Comprehensive Services Agreement and the GS Comprehensive Services Agreement are generally related to the operations of the railway business;
      (ii) transportation demand (including railway) is related to the general economic activity of a country; and (iii) based on the review of recent publicly available information in regards to the trend of the economic growth of China, the ascribed growth rate of GDP by the Company is within the common range while Guangdong Province, in the past 3 years, recorded one of the highest GDP growth among provinces in China (in 2004, the Guangzhou province recorded a GDP growth rate of approximately 14.2%), and having reviewed the aforesaid bases of determination of the annual caps, we consider the bases and assumptions to be fair and reasonable, and the annual cap for the Continuing Connected Transactions is fair and reasonable in so far as the Company and the Independent Shareholders are concerned.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

      We note that upon the expiry of the three-year period of the annual caps as approved by the Independent Shareholders by poll at the EGM, the Company shall fully comply with the then requirement of the Listing Rules. We consider this provides the Shareholders with an opportunity to review and reconsider the renewal of the annual caps upon the expiry of the terms, and hence is fair and reasonable in so far as the Independent Shareholders are concerned.

CONCLUSION

Having considered the principal reasons and factors set out in this letter, we are of the view that the terms of the Continuing Connected Transactions and their annual caps are fair and reasonable and in the interest of the Company and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee and the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Continuing Connected Transactions and their annual caps.

                                                      Yours faithfully,
                                                    For and on behalf of
                                          BNP PARIBAS PEREGRINE CAPITAL LIMITED
                                                        ISADORA LI
                                                     Managing Director

APPENDIX                                                     GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

      (a) INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

            As at the Latest Practicable Date, there was no record of interests and short positions of the Directors, Supervisors or the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests and short positions from any Director, Supervisor or the chief executive of the Company as required to be made to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

      (b)   INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE
            SFO

            So far as is known to the Directors, Supervisors and the chief executive of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to

APPENDIX                                                     GENERAL INFORMATION

            be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which was recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

                                                                                                       PERCENTAGE
                                                                                      PERCENTAGE OF     OF TOTAL
NAMES OF                    CLASS OF       NUMBER OF                      TYPE OF       CLASS OF          SHARE
SHAREHOLDERS                 SHARES       SHARES HELD      CAPACITY       INTEREST      SHARES(%)      CAPITAL(%)
Guangzhou Railway           Domestic     2,904,250,000     Beneficial    Corporate       100.00          66.99
 (Group) Company            Shares                 (L)       Owner

Sumitomo Life               H Shares       113,964,000    Interest of    Corporate         7.96           2.63
 Insurance                                         (L)     controlled
 Company (Note)                                           corporation

Sumitomo Mitsui             H Shares       128,406,000     Investment    Corporate         8.97           2.96
 Asset Management                                  (L)        Manager
 Company, Limited

Mondrian Investment         H Shares       117,856,000     Investment    Corporate         8.23           2.72
 Partners Ltd. (formerly                           (L)        Manager
 known as Delaware
 International Advisers
 Limited)

            Note: As at the Latest Practicable Date, Sumitomo Life Insurance
                  Company was deemed to be interested in 113,964,000 H Shares (representing approximately 7.96% of the total H Shares of the Company or 2.63% of the total share capital of the Company) held by the Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

                  The letter "L" denoted a long position.

            Save as disclosed in this circular, as at the Latest Practicable Date, so far as is known to the Directors, Supervisors and the chief executive of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX                                                     GENERAL INFORMATION

      (c)   MISCELLANEOUS

            None of the Directors, Supervisors or the chief executive of the Company has any director or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up.

            None of the Directors, Supervisors or the chief executive of the Company is materially interested in any contract or arrangement entered into by the Company subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3.    COMPETING BUSINESS INTERESTS OF DIRECTORS

      As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive of the Company and their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.    QUALIFICATION

      The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:

NAME                                       QUALIFICATIONS

BNP Paribas Peregrine Capital Limited      a corporation licensed under the SFO
                                           to carry out types 1 and 6 regulated
                                           activities

      As at the Latest Practicable Date, BNP Paribas Peregrine Arbitrage (HK) Ltd, a member of a group of companies to which BNP Paribas Peregrine Capital Limited belongs held 5,321,514 H Shares, representing approximately 0.12% of the issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, BNP Paribas Peregrine Capital Limited was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and nor had any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX                                                     GENERAL INFORMATION

5.    CONSENT

      BNP Paribas Peregrine Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears herein.

6.    MATERIAL ADVERSE CHANGE

      The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Group were made up.

7.    LITIGATION

      So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

8.    MISCELLANEOUS

      (a) As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

      (b)   The company secretary of the Company is Guo Xiangdong.

      (c) The registered address of the Company is at No.1052 Heping Road, Shenzhen, Guangdong Province, PRC, Postal Code: 518010.

      (d) The Hong Kong share registrar of the Company is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

      (e)   All references to times in this circular refer to Hong Kong times.

      (f) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

APPENDIX                                                     GENERAL INFORMATION

9.    PROCEDURE FOR DEMANDING A POLL BY COMPANY SHAREHOLDERS

      A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

      (1)   by the Chairman of the meeting;

      (2) by at least two Shareholders entitled to vote present in person or by proxy; or

      (3) by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.

      Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

      The demand for a poll may be withdrawn by the person who makes such demand.

10.   DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents are available for inspection during normal business hours at the office of Norton Rose at 38th Floor, Jardine House, Central, Hong Kong from 27 January 2006 to 13 February 2006 (both days inclusive):

      (a)   Provisional Parent Comprehensive Services Agreement; and

      (b)   GS Comprehensive Services Agreement.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 9:30 a.m. on 3 March 2006 in the meeting room of the Company at 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                              ORDINARY RESOLUTIONS

1. "THAT each of the new conditional services agreements, both dated 13 January 2006 (collectively, the "NEW SERVICES AGREEMENTS") entered into between (i) the Company and Guangzhou Railway (Group) Company;; and (ii) the Company and Guangshen Railway Enterprise Development Company respectively (copies of which have been produced to the meeting and marked "A" and "B" respectively), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to each type of continuing connected transactions, be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as they may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New Services Agreements and/or the continuing connected transactions with such changes as the directors of the Company may consider necessary, desirable or expedient."

2. "THAT subject to the passing of the special resolutions at the extraordinary general meeting of the shareholders of the Company to be held on 20 January 2006 of the proposal for the application for the public issue of Renminbi-denominated ordinary shares of the Company (the "A SHARE ISSUE") (Details of the A Share Issue are set out in the Company's circulars dated 5 December 2004 and 8 December 2005) and completion of the A Share Issue, the proposal that the existing and the new shareholders of the Company will be entitled to sharing the undistributed retained profits of the Company be and is hereby approved."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 1 February 2006 to 3 March 2006 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 27 January 2006, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 11 February 2006.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                         By Order of the Board
                                                              GUO XIANGDONG
                                                            Company Secretary

Shenzhen, the PRC

13 January 2006

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)

                       PROXY FORM FOR USE BY SHAREHOLDERS
                      AT THE EXTRAORDINARY GENERAL MEETING

                                                             Number of shares to
                                                                      which this
                                                             proxy form relates:
                                                                        (Note 1)

I/We (Note 2) __________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/ ___ __________________ (Note 3) of _________________________________________________
as my/our proxy to attend and vote on my/our behalf at the extraordinary general meeting ("EGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30 a.m. on 3 March 2006 in respect of the resolutions set out in the notice convening the EGM as hereunder indicated, and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

                              ORDINARY RESOLUTIONS                              FOR (Note 4)   AGAINST (Note4)
                              --------------------                              ------------   ---------------
To approve, confirm, ratify the New Services Agreements and to authorise the directors of the Company to do all such acts and things to give effect to the terms of the New Services Agreements (Note 7)

To approve the proposal regarding the sharing of undistributed retained profits between the existing and the new shareholders of the Company

Date: __________________                Signature: _________________ (Note 5)

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.    Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A "X" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A "X" IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorised in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is incorporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged with the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

7.    These terms are defined in the notice convening the EGM.

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)

    ATTENDANCE CONFIRMATION REPLY FORM FOR THE EXTRAORDINARY GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, shareholders of the Company who intend to attend the extraordinary general meeting of the Company to be held at the meeting room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 3 March 2006 at 9:30 a.m. shall complete this attendance confirmation reply form.

Name                                            Number of shares held

Identity card number/passport number            Telephone number

Address

Date: _________________                 Signature of the shareholder: __________

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 27 January 2006 are entitled to complete this attendance confirmation reply form and attend the extraordinary general meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)   Please provide a copy of your identity card (or passport).

(4)   Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 11 February 2006.

(6)   (i)  If in person or by post, please deliver to:
           Secretariat of the Board of Directors of Guangshen Railway Company
             Limited
           No. 1052 Heping Road
           Shenzhen, Guangdong Province
           The People's Republic of China
           Postal Code: 518010

      (ii) If by facsimile, please transmit to:
           Secretariat of the Board of Directors of Guangshen Railway Company
              Limited
           Facsimile number: (86 755) 25591480